Exhibit 99.10

Volaris Reports April 2019 Traffic Results: 25% Passenger Growth

Mexico City, Mexico. May 6, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported April 2019 and preliminary year to date traffic results.

In April 2019, capacity measured by ASMs (Available Seat Miles) increased by 23.1% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a strong increase of 23.2%. Volaris carried 1.9 M passengers in total (24.8% increase vs last year), with load factor increasing 0.1 pp to 84.6%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the results and guideline of the second quarter, said: “The capacity high growth for April and the expected for the second quarter 2019 is attributed to the high season during April (Holy/Easter Weeks), the launch of 17 new routes and a relatively low base in the second quarter of last year.  Unit Revenues will continue its solid path, while we plan to achieve healthy capacity increases through higher utilization of installed capacity.  Only one aircraft will be added to the fleet this quarter”.

The following table summarizes Volaris traffic results for the month and year to date.

	April 2019	April 2018	Variance	April YTD 2019	April YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,259	1,024	22.9%	4,644	3,926	18.3%
International	493	398	24.0%	1,852	1,648	12.3%
Total	1,752	1,422	23.2%	6,496	5,574	16.5%
ASMs (in millions, scheduled & charter)
Domestic	1,444	1,153	25.3%	5,415	4,599	17.8%
International	628	531	18.2%	2,361	2,137	10.4%
Total	2,072	1,684	23.1%	7,776	6,736	15.4%
Load Factor (in %, scheduled)
Domestic	87.1%	88.9%	(1.8) pp	85.8%	85.4%	0.4 pp
International	78.7%	74.9%	3.8 pp	78.6%	77.2%	1.4 pp
Total	84.6%	84.5%	0.1 pp	83.6%	82.8%	0.8 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,504	1,204	25.0%	5,508	4,587	20.1%
International	347	279	24.3%	1,305	1,159	12.6%
Total	1,851	1,483	24.8%	6,813	5,746	18.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 182 and its fleet from four to 79 aircraft. Volaris offers more than 392 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100